Exhibit 99.36

CONSENT OF PJ LAFLEUR GEO CONSEIL INC.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated March 2012 entitled “NI 43-101 Technical Report to present the Mineral Resources of the Rare Earth Elements Zone Niobec Mine – IAMGOLD Corporation” (the “Technical Report”) and (2) the annual information form of the Corporation dated March 23, 2012, which includes reference to our name in connection with information relating to the drilling results used to evaluate the Total Rare Earth Oxides deposit and the Technical Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

PJ LAFLEUR GEO CONSEIL INC.

/s/ Pierre Jean Lafleur
By: Pierre Jean Lafleur Title: President, PJ Lafleur Conseil Inc.

Date: March 23, 2012